LETTER OF INTENT FOR "PLAN AND AGREEMENT OF MERGER"

THIS NON BINDING LETTER OF INTENT FOR THE "PLAN AND AGREEMENT OF MERGER", dated April 7th 2008 ("Agreement"), is entered into between Omega Commercial Finance Corp., a publicly traded Wyoming ("Omega") under the ticker (OCFN), headquartered at the Wachovia Financial Center 200 S. Biscayne Boulevard Suite 4450 Miami, FL 33131, and Gibraltar Properties LLC, Nevada Limited Liability Company ("Gibraltar") a private real estate Holding company.

RECITALS

Whereas. Gibraltar Properties IV LLC shall merge with into Omega Commercial Finance Corporation as its separate yet publicly trade subsidiary company (the "Merger").

The contemplated merger is restricted to the Imperial C real estate only and no other asset of Gibraltar is stated.

Whereas: The respective Boards of Directors of Omega and Gibraltar believe that the best interests of Omega's and Gibraltar's respective shareholders and members will be better served by the merger of Gibraltar with Omega, under and pursuant to the provisions of this Agreement and Wyoming General Corporation Law and the filing of Articles of Merger with the Secretary of State of Nevada in accordance with the Nevada Business Corporation Act. The time of such effectiveness is hereinafter called the **"Effective Date."**

Whereas: The **("Effective Date")** of the merger will survive 14 days from the receipt of all the necessary financial documentation of Gibraltar presented to Omega and Omega's auditor, including but not limited to 2 years Tax Returns, 2 yrs Balance Sheet, 2 yrs Income and Expense Statement, 2 yrs bank statements. Also, Gibraltar will make available any related documents, files, and past appraisals in a timely manner.

Whereas: Gibraltar Holds Title to a total of Two Hundred Thousand ~~(200,000)~~ 271,000 acres estimated at 5,000 per acres or One Billion Dollars ($1,000,000,000) located in Southern California (Please reference Exhibit A Legal Description).

Whereas: Omega certifies that 100,000,000 shares of common stock at a .01 par value per share (" Omega Common Stock") and 10,000,000 shares of preferred stock with a $5.00 par value ("Omega Preferred Stock") are authorized. On April 1st 2008 there are 15,500,000 shares of Omega Common Stock issued and outstanding and 1,002,000 free trading. On the date hereof, there are no shares of Omega's Preferred Stock outstanding. The President/CEO Jon S, Cummings IV and Jon S. Cummings III Chairman verify they control 92% of outstanding stock of Omega.

Whereas: Omega hereby will authorize the issuance of Two Million Shares (2,000,000) of restricted stock in the name of Gibraltar that will be placed in escrow prior to closing, that represent restricted stock ownership of Omega, and will become free trading within six months from the ("Effective Date"). Additionally, Omega will place in our attorney's escrow ("Closing Agent") account a cash payment to Gibraltar of Five Million Dollars ($5,000,000)

prior to ("the **Effective Date**) and or the execution of the **("Final Plan and Merger Agreement")**.

Whereas: Gibraltar will continue its day-today operation and current business objectives in that no liens or encumbrance are to be pledged against the assets of Gibraltar, without a written notice to Omega

Whereas: Gibraltar certifies an aggregate membership totaling 1000 units split as follows. Gibraltar is owned 50/50 between Derrick Fincher and V. Anthony Thompson. ("Gibraltar Membership Units") and on the date hereof, there are 500 membership unit of Derrick Fincher and 500 membership units of V. Anthony Thompson.

Whereas: The Merger shall become effective immediately upon execution of the Final Merger Agreement and the later of the filing of the or a Certificate of Merger with the Secretary of State of Wyoming in accordance with Wyoming General Corporation Law and the filing of Articles of Merger with the Secretary of State of Nevada in accordance with the Nevada Business Corporation Act. The time of such effectiveness is hereinafter called the **"Effective Date."**

Whereas: Omega shall be the surviving corporation and shall continue to be governed by the laws of the State of Wyoming. The separate corporate existence of Gibraltar shall cease on the ("Effective Date"), the operation of its day-today will remain fully set in place.

Whereas: Omega upon the ("Effective Date") will consolidate the financials of Gibraltar with Omega and pledge the asset (the property) of Gibraltar to implement a minimum Four Hundred Million Dollars ($400,000,000) commercial real estate credit facility for designated projects of both Omega and Gibraltar.

Whereas: The Articles of Incorporation of Omega as it exists on the ("Effective Date") shall be the Articles of Incorporation of Gibraltar following the ("Effective Date"), unless and until the same shall thereafter be amended or repealed in accordance with the laws of the State of California.

Whereas: The Bylaws of Omega as they exist on the ("Effective Date") shall be the Bylaws of Gibraltar following the ("Effective Date"), unless and until the same shall be amended or repealed in accordance with the provisions thereof and the laws of the State of Nevada.

Whereas: The managing members of Gibraltar immediately prior to the ("Effective Date") shall become members of the Board of Directors and the officers of Omega following the ("Effective Date"), and such persons shall serve in such offices for the terms provided by law or in the Bylaws, or until their respective successors are elected and qualified.

Whereas: Conversion of Outstanding Gibraltar Membership Units Stock upon the ("Effective Date"), each membership unit of Gibraltar and all rights in respect thereto shall be converted into five million (5,000,000) paid 144 Restricted Stock and transferable, non assessable share of Omega's Common Stock, and each certificate representing shares of Omega Common Stock shall for all purposes be deemed to evidence the ownership set forth in such certificate. After the ("Effective Date"), each holder of an outstanding certificate representing shares of Omega Common Stock shall and each such holder shall be entitled to receive in certificate(s) evidencing the ownership represented by the registrar and transfer agent certification.

Whereas: Rights and Liabilities on and after the ("Effective Date"), and all in the manner of and as more fully set forth in Section 607.1106 of the Nevada Business Corporation Act and Section 259 of the Wyoming General Corporation Law, the title to all real estate and other property, or any interest therein, owned by each of Gibraltar and Omega shall be vested in Omega without reversion or impairment; Omega shall succeed to and possess, without further act or deed, all estates, rights, privileges, powers, and franchises, both public and private, and all of the property, real, personal and mixed, of each of Omega and Gibraltar without reversion or impairment; Omega shall be responsible and liable for all the liabilities and obligations of each of Omega and Gibraltar; any claim existing or action or proceeding pending by or against Omega or Gibraltar may be continued as if the Merger did not occur or Omega may not be substituted for Gibraltar in the proceeding; neither the rights of creditors nor any liens upon the property of Omega or Gibraltar shall be impaired by the Merger; and Gibraltar shall indemnify and hold harmless the officers and directors of Omega hereto against all such debts, liabilities and duties and against all claims and demands arising out of the Merger: and Omega shall indemnify and hold harmless the managed member Gibraltar hereto against all such debts, liabilities and duties and against all claims and demands arising out of the Merger.

Whereas. This Agreement may be terminated and abandoned by action of the respective Boards of Directors of Omega and members of Gibraltar at any time prior to the ("Effective Date"), whether before or after approval by the shareholders of either or both of the parties hereto.

Whereas: Omega and Gibraltar hereto may amend this Agreement at any time provided that an amendment made subsequent to the approval of Final Plan and Merger Agreement.

Whereas: The registered office of Omega is located at 200 S. Biscayne BLVD, Suite 4450, Miami Florida 33131, and the office location for Gibraltar at ____

Whereas; The Governing Law for this Agreement shall in all respects be construed, interpreted and enforced in accordance with and governed by the laws of the State of Florida.

Whereas: Omega and Gibraltar will have 10 days to review the financial documentation of each Company's filing.

Whereas: Omega wishes to have an audit of all documents related to 200,000 acres audited, at Omega's cost, by our Securities and Exchange auditor Hawkins and Associates.

Whereas: Omega will hire an independent company to perform additional on-site due diligence on of the 200,000 plus acres owned by Gibraltar Properties IV

Whereas: This Agreement may not be assigned by either party unless such party first receives the other party's prior written consent, which consent may be withheld in such other party's sole and absolute discretion.

Whereas: Omega shall have the right to terminate this agreement at its option if a formal Non Binding Letter of Intent is not executed and delivered by ***<u>Tuesday April 8th 2008</u>*** or such later

date as may be approved by Omega in writing. In the event of such termination, except as expressly provided herein, the parties shall have no further liability or responsibility to each other whatsoever hereunder.

IN WITNESS WHEREOF, each of the parties hereto, pursuant to authority duly granted by their respective Board of Directors, has caused this Letter of Intent for the Plan & Agreement of Merger to be executed, respectively, by its all parties forthwith:

Gibraltar Properties IV a Nevada corporation

ATTEST:

By: ____________________ Name Anthony Thompson Title: Managing Member

By: ____________________ Name ____________________ Title: Managing Member

Omega Commercial Finance Corp. (OCFN) a Wyoming corporation

ATEST:

By: ____________________ Name: Jon S. Cummings III Title: President/CEO

By: ____________________ Name: Jon S. Cummings III Title: Chairman of Board